05011652

RECEIVED
2005 OCT -5 A ...
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 16, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 119/2005**

  Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)
  Date: September 16, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

September 16, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 119/2005**

  Subject: Notification of the Interest Rate of Debentures of the Company (AIS093B)
  Date: September 16, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 16, 2005

AIS-CP 119/2005

September 16, 2005

Re: Notification of the Interest Rate of Debentures of the Company (AIS093B)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. IVS 05/1977 of Thai Military Bank on September 16, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you regarding the interest rate of debentures of the Company (AIS093B), the details are shown in the referenced letter.

Referenced Letter

IVS 05/1977

September 16, 2005

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE: Interest rate on AIS093B, payable on March 21, 2006

Dear Sir,

We, THAI MILITARY BANK Plc as a Registrar & Paying Agent Debentures of ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED NO.2/2002, due 2009 would like to announce that the interest rate for this period is equal to 4.10% per annum from the period of September 21, 2005 to March 20, 2006 for 181 days.

Note : The rate 4.10% is calculated from 2.00% plus 2.10%. The rate 2.00% is the average interest rate per annum quoted by Bangkok Bank Plc. Krung Thai Bank Plc, Kasikornbank Plc and The Siam Commercial Bank Plc to be payable to its customers for 6 months.

RECEIVED
2005 OCT -5 A 11: ..
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 22, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 123/2005**

  Subject: The Resolution of AIS073A Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures.
  Date: September 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

September 22, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 123/2005**

  Subject: The Resolution of AIS073A Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures.
  Date: September 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

บริษัท แอดวานซ์ อินโฟร์ เซอร์วิส จำกัด (มหาชน) 414 อาคารชินวัตร 1 ถนนพหลโยธิน สามเสนใน พญาไท กรุงเทพฯ 10400 โทร. (662) 299-6000
ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED 414 Shinawatra Tower 1, Phahon Yothin Rd., Samsen Nai, Phayathai, Bangkok 10400 Tel. (662) 299-6000

Summary Translation Letter
To the Stock Exchange of Thailand
September 22, 2005

AIS-CP 123/2005

September 22, 2005

Re: The Resolution of AIS073A Debenture holders' Meeting Regarding an Amendment the Terms and Conditions of the Company's Debentures.

To: The President
The Stock Exchange of Thailand

We would like to inform you that Advanced Info Service Public Company Limited ("the Company") held the AIS073A debenture holders' meeting on September 22, 2005, at 14.30 in the Auditorium, Shinawatra Tower 1, 19th Floor, Phaholyothin Road, Bangkok. The Company seeks approval at the AIS073A debenture holders' meeting to amend the terms and conditions of the dividend covenant of the Company's debentures in order to increase the flexibility in dividend payments.

The debenture holders of AIS073A resolved to give approval for the Company to pay dividends to shareholders over 40% of net profit, on the condition that the Company must receive at least an "**AA**" rating from a credit rating agency that has been approved by the Office of the Securities and Exchange Commission. This rating must be received within a period of 45 days before the approval of the dividend payment by the board of directors.

In the event that the Company is in default of principal or interest payment under the debentures in any installment, the Company shall not pay dividends in any form whatsoever to the shareholders of the Company.

Refer to the resolutions of the previous debenture holders' meeting (AIS063A, AIS06NA, AIS07OA, AIS093A and AIS093B) held on September 12, 2005 at 14.30 in the Grand Ballroom, Four Seasons Hotel, Bangkok, including that of AIS073A debenture holders' meeting, all debenture holders of the Company gave approval for the Company to amend the terms and conditions of the dividend covenant as stated above.

September 23, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 126/2005**

  Subject: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS070A)
  Date: September 23, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

September 23, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 126/2005**

  Subject: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS070A)
  Date: September 23, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

RECEIPT COPY
Received by:
Date:

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
September 23, 2005

AIS-CP 126/2005

September 23, 2005

Re: Notification of the Book Closing for Amortizing and Interest Payment of Debentures of the Company (AIS07OA)

To: The President
The Stock Exchange of Thailand

Refer to: The Letter No. TCDO.39-481335 of Siam Commercial Bank on September 23, 2005

Advanced Info Service Public company Limited ("the Company") would like to inform you that the Company will close the registered book for amortizing and interest payment of debentures of the Company (AIS07OA), the details are shown in the referenced letter.

Referenced Letter

TCDO.39 - 481335 September 23, 2005

Notification of Book Closed Date for Amortizing and Interest Payment

Managing Director
The Stock Exchange of Thailand

With reference to Debentures issued by Advanced Info Service Public Company Limited named The Amortizing Debentures of Advanced Info Service Public Company Limited No. 4/2002 Due 2007 with face value of Baht 1,000 and offering amount at 5,000,000 units "the Debentures", the Company will pay amortizing and interest on semi annual basis. Interest shall be payable on 21 April and 21 October of each year throughout the term of the Debentures.

The Bank as a capacity of Registrar of the Debentures would like to inform that the first amortizing and the sixth coupon payment is due on 21 October 2005. Amortizing 200 Baht per unit. Coupon rate is 3.65 % per annum. Calculation period is 183 days starting from 21 April 2005 to 20 October 2005. The book closed date of the Debentures is on 7 October 2005 at noon.